SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 28, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis to commence subsequent offering period for Genoptix, Inc.

Basel, February 28, 2011 — Novartis announced today that the initial offering period of its previously announced cash tender offer to purchase all outstanding shares of common stock of Genoptix, Inc. (NASDAQ: GXDX) at USD 25.00 per share in cash has been completed and it is commencing a subsequent offering period as of February 28, 2011.

This subsequent offering period will expire at 12:00 midnight (New York City time) on March 4, 2011 (which is the end of day on March 4, 2011). Shares that are validly tendered during the subsequent offering period may not be withdrawn and will immediately be accepted for payment. The holders of tendered shares will be promptly paid the same amount per share offered in the initial offering period.

The depositary for the tender offer has advised Novartis that, as of midnight on February 25, 2011 when the initial offering period was completed, approximately 79.81% of Genoptix’s outstanding shares of common stock were tendered*. All these shares have been accepted for payment and all holders of these shares will promptly be paid.

The subsequent offering period may be extended as described in the offer to purchase mailed to Genoptix’s shareholders and filed with the U.S. Securities and Exchange Commission.

* Represents 14,121,547 shares validly tendered and not properly withdrawn and excludes 2,306,873 shares (approximately 13.04% of outstanding shares) tendered subject to guaranteed delivery procedures.

Disclaimer

The foregoing release contains “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. A list and description of certain of these risks, uncertainties and factors can be found in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission (SEC). Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

Important Information

This material is neither an offer to purchase nor a solicitation of an offer to sell securities. Novartis has filed a tender offer statement with the SEC, and has mailed an offer to purchase, forms of letter of transmittal and related documents to Genoptix shareholders. Genoptix has filed with the SEC, and has mailed to Genoptix shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Genoptix are urged to read them carefully when they are received. These documents are available free of charge at the SEC’s web site (http://www.sec.gov). In addition, a copy of the offer to purchase, letter of transmittal and related tender offer documents may be obtained free of charge by directing a request to Georgeson Inc., at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll-free (888) 206-5896.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

e-mail: media.relations@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com	e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 28, 2011	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting